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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046530

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cate Street Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Pearl Street, 4th Floor
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judson Cleveland (207) 899-1123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, Judson Cleveland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cate Street Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KATELYN A. PAYNE
Notary Public, Maine
My Commission Expires September 24 2 0

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cate Street Securities, LLC

We have audited the accompanying financial statements of Cate Street Securities, LLC (a Delaware limited liability company) (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the period from November 25, 2013 through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cate Street Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the period from November 25, 2013 through December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 23, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CATE STREET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	85,738
Accounts receivable		25,000
Prepaid expenses		21,288
	$	132,026

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	10,088
Members' equity		121,938
	$	132,026

See notes to financial statements

CATE STREET SECURITIES, LLC

STATEMENT OF INCOME
For the Period from November 25, 2013 through December 31, 2014

Revenues:		
Fee income	$	168,576
Operating expenses:		
Communications expense		3,070
Computer and IT expense		9,015
Dues and subscriptions		3,048
Insurance		936
Licenses and permits		15,491
Miscellaneous		940
Office rent		10,784
Professional fees		77,007
Travel and entertainment		2,324
		122,615
Net income	$	45,961

See notes to financial statements

CATE STREET SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from November 25, 2013 through December 31, 2014

Balance November 24, 2013	$	55,977
Contribution from member		20,000
Net income		45,961
Balance, December 31, 2014	$	121,938

See notes to financial statements

CATE STREET SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Period from November 25, 2013 through December 31, 2014

Cash flows from operating activities:		
Net income	$	45,961
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		(25,000)
Prepaid expenses		(19,952)
Accounts payable and accrued expenses		9,267
Net cash provided by operating activities		10,276
Cash flows from financing activities:		
Contribution from member		20,000
Net increase in cash during the period		30,276
Cash, beginning of period		55,462
Cash, end of year	$	85,738

See notes to financial statements

CATE STREET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 **Organization and nature of business**

Cate Street Securities, LLC (the "Company") is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company was approved for membership with the Financial Industry Regulatory Authority ("FINRA") on November 25, 2013. The Company is registered as a broker-dealer Placement Agent in all 52 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. The Company is a wholly-owned subsidiary of Cate Street Capital, Inc. (the "Parent"). The Company limits its broker-dealer activities to the sale of non-public offerings that are conducted in reliance on an exemption from the registration requirements of Section 5 of the Securities Act of 1933 (i.e- Private Placements). The Company has also been approved by FINRA to conduct mergers and acquisitions services ("M&A") for privately-held companies.

Note 2 **Summary of significant accounting policies**

Revenue recognition

Commission revenue
Commissions earned in connection with private placement offerings are recognized at the closing of funds raised and the release of funds from the private placement offerings escrow account.

Investment Banking Revenue
Investment banking revenue earned in connection with the structuring of private placement offerings is recognized at the execution of the engagement contract and the invoicing of revenue earned in accordance with the engagement contract.

Income taxes
The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. Therefore, no income tax provision has been recorded in the accompanying statement of income.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions

The Company follows the provisions of Accounting for Uncertainty in Income Taxes as provided for in the Income Taxes topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to following these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of any financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses, approximate fair value due to the short maturity of these instruments.

Accounts receivable

The carrying amount of the receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management reviews all receivables balances and estimates the portion, if any, of the balance that will not be collected. At December 31, 2014 management believes no allowance is necessary.

Subsequent events

In accordance with the Subsequent Events topic of the FASB Accounting Standards Codification, management has evaluated subsequent events for possible recognition or disclosure through February 23, 2015, which is the date these financial statements were available to be issued.

Note 3 **Minimum capital requirements**

The Company is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $75,650 which was $70,650 in excess of its required net capital of $5,000.The Company's aggregate indebtedness to net capital was .13 to 1 at December 31, 2014.

Note 4 **Related party transactions**

The Company and its Parent have entered into an expense sharing agreement (the "Agreement"). Pursuant to the Agreement, both parties desire to administer the Agreement in full compliance with National Association of Securities Dealers ("NASD") Notice to Members 03-63 dated October 2003 and the July 11, 2003, SEC Division of Market Regulation ("DMR") letter which clarified the SEC's position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 (collectively, the "financial responsibility rules") regarding the treatment of broker-dealer expenses and liabilities.

For the period from November 25, 2013 through December 31, 2014, the Company paid its Parent a total of $14,506 for expenses related to rent, phone, computers, and printers pursuant to the Expense Sharing Agreement. As of December 31, 2014, the Company owed the Parent a total of $2,087 pursuant to the Expense Sharing Agreement. The amount is included in accounts payable and accrued expenses in the accompanying statement of financial condition. All salary and benefits for company employees are paid in their entirety by the Parent. Neither the employee nor the Parent have recourse to the Company for salary or benefit related expenses.

Note 5 **Concentration of credit risk**

Cash

The Company maintains cash balances at a financial institution located in New Hampshire. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. There were no uninsured cash balances at December 31, 2014.

Significant Customers

A significant customer is defined as a customer who accounts for more than 10% of gross revenues in a year. For the period from November 25, 2013 through December 31, 2014, two customers accounted for 100% of revenues, and one of the customers represents 100% of accounts receivable at December 31, 2014.

CATE STREET SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
For the Period from November 25, 2013 through December 31, 2014

Capital				
Members' equity			$	121,938
Deductions and charges:				
Nonallowable assets:				
Accounts receivable	$	(25,000)		
Prepaid expenses		(21,288)		
				(46,288)
Net capital			$	75,650
Aggregate indebtedness				
Accounts payable and accrued expenses			$	10,088
Computation of basic net capital requirement				
Minimum net capital required			$	673
Minimum dollar net capital required				5,000
Net capital requirement				5,000
Excess net capital			$	70,650
Net capital less 120% of minimum dollar net capital required			$	69,650
Percentage of aggregate indebtedness to net capital				13%
Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2014)				
Net capital, as reported in Company's part II (unaudited) focus report			$	75,650
Net capital per above			$	75,650

CATE STREET SECURITIES, LLC

COMPUTATION AND INFORMATION OF RESERVE REQUIREMENT
December 31, 2014

Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, no information relating to possession or control requirements is required to be provided.

CATE STREET SECURITIES, LLC

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

Period Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cate Street Securities, LLC

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Cate Street Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cate Street Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Cate Street Securities, LLC stated that Cate Street Securities, LLC met the identified exemption provisions throughout the period ended December 31, 2014, without exception. Cate Street Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cate Street Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 23, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Assertions Regarding Exemption Provisions

I, **Judson Cleveland** as the **President of Cate Street Securities, LLC** ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from June 1, 2014 to December 31, 2014.

By:

Judson Cleveland, President

February 18, 2015
(Date)